Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 30 August 2023

TRION RECEIVES REGULATORY APPROVAL

The Trion field development plan (FDP) has been approved by the Mexican regulator, Comision Nacional de Hidrocarburos (CNH).

Woodside’s final investment decision (FID) to develop the Trion resource, announced 20 June 2023, was subject to Trion joint venture approval and regulatory approval of the FDP.1 Both of these conditions have now been met.

Woodside CEO Meg O’Neill welcomed the approval of the FDP.

“This milestone allows us to fully progress into execution phase activities with our contractors.

“We look forward to working with PEMEX and our other stakeholders in Mexico to deliver this important project,” she said.

Following the approval of the FDP, Woodside has booked Proved (1P) Undeveloped Reserves of 324.7 MMboe gross (194.8 MMboe Woodside share) and Proved plus Probable (2P) Undeveloped Reserves of 478.7 MMboe gross (287.2 MMboe Woodside share).2

The project execution phase activities are progressing and Woodside has executed key contracts relating to the development including:

•	the floating production unit (FPU) engineering, procurement and construction (EPC) contract with HD Hyundai Heavy Industries

•	the rig contract with Transocean

•	the FPU and floating storage offloading (FSO) installation contract with SBM Offshore

•	the subsea trees contract with OneSubsea UK.

First oil is targeted for 2028. Woodside is operator of the Trion development with a 60% participating interest and PEMEX Exploración y Producción (PEMEX) holds the remaining 40%.

[1]	“Woodside approves investment in Trion development”, announced 20 June 2023.
[2]	1P and 2P Reserves estimates include 12.6 MMboe gross (7.6 MMboe Woodside share) and 15.2 MMboe gross (9.1 MMboe Woodside share) of fuel consumed in operations respectively.

The attached notes on petroleum resource estimates form part of this announcement.

About Trion

Trion is located in a water depth of 2,500 m, approximately 180 km off the Mexican coastline and 30 km south of the Mexico/US maritime border. Trion was discovered in 2012 by PEMEX. BHP Petroleum acquired an interest in 2017 which subsequently became part of Woodside’s portfolio in 2022. The resource will be developed through a FPU with an oil production capacity of 100,000 barrels per day. The FPU will be connected to a FSO vessel with a capacity of 950,000 barrels of oil. Crude is expected to be shipped to international markets and the development is expected to include 18 wells (nine producers, seven water injectors and two gas injectors) drilled in the initial phase, with a total of 24 wells drilled over the life of the Trion project. Gas that is not reinjected or used on the FPU will be delivered to the domestic natural gas pipeline network by a subsea gas pipeline. The forecast total capital expenditure is US$7.2 billion (US$4.8 billion Woodside share including capital carry of PEMEX of approximately US$460 million) including all 24 wells.3

Contacts:

INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee

[3]	Woodside share assumes Woodside equity of 60% in Trion. Total capital expenditure excludes the forecast lease amount for the FSO unit.

Forward-looking statements

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This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures and future results of projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

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Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

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A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange, and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

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All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

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Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Notes to petroleum resource estimates

1.	Woodside holds a 60% interest in the Contract for Exploration and Extraction relating to Trion.

2.

The Woodside Reserves estimates are based on Woodside’s technical evaluation of subsurface and seismic data. The subsurface has been extensively appraised, with six well penetrations and numerous formation evaluation studies undertaken across the field. There is no requirement for further appraisal to confirm the estimates.

3.	Gas injection and water injection have been included in the FDP based on technical studies and analogues.

4.

At FID, Woodside confirmed the expected returns from the development exceed Woodside’s capital allocation framework of >15%IRR and payback within 5 years. Forecast IRR and payback period assumed Woodside equity of 60% in Trion and included capital carry of approximately US$460 million of capital expenditure for PEMEX. IRR and the payback period are a look forward from June 2023 and assume US$70/bbl (real terms 2022) Brent oil price. Payback period is calculated from undiscounted cash flows from ready for start-up (RFSU).

5.

Woodside estimates and reports its Proved (1P) Reserves in accordance with SEC regulations, which are also compliant with 2018 Society of Petroleum Engineers/ World Petroleum Council/American Association of Petroleum Geologists/Society of Petroleum Evaluation Engineers Petroleum Resources Management System (SPE-PRMS) guidelines. Woodside estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines.

6.

The effective date for all petroleum resource estimates in this announcement is 29 August 2023. Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

7.	The reference points are the custody transfer points which are: for oil, the outlet connector of the FSO off-loading hose; and for gas, the inlet to the connecting residue gas pipeline.

8.

Woodside uses both deterministic and probabilistic methods for the estimation of Reserves at the field and project levels. All Proved (1P) Reserves estimates have been estimated using deterministic methodology and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

9.

Assessment of the economic value in support of an SPE PRMS (2018) reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

10.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Proved (1P) Reserves are estimated and reported in accordance with SEC regulations which are also compliant with SPE-PRMS guidelines. SEC-compliant Proved (1P) Reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year. Proved plus Probable (2P) Reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

11.	‘Bcf’ means Billions (109) of cubic feet of gas at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

12.	‘MMbbl’ means millions (106) of barrels of natural gas liquids (NGL), oil and condensate at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

13.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of NGLs, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

14.

‘Proved Reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved Reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

15.	‘Undeveloped Reserves’ are those Reserves for which wells and facilities have not been installed or executed but are expected to be recovered through significant future investments.

16.

‘Probable Reserves’ are those Reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus Probable (2P) Reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated Proved plus Probable (2P) Reserves. Proved plus Probable (2P) Reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

17.	‘Natural gas’ is defined as the gas product associated with liquefied natural gas (LNG) and pipeline gas. Liquid volumes of crude oil, condensate and NGLs are reported separately.

18.	‘Natural gas liquids’ or ‘NGL’ is defined as the product associated with liquified petroleum gas (LPG) and consists of propane, butane, and ethane - individually or as a mixture.

19.

The estimates of petroleum reserves are based on and fairly represent information and supporting documentation prepared by, or under the supervision of, Mr Ben Stephens, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. Mr Stephen’s qualifications include a Bachelor of Engineering (Petroleum Engineering) from the University of New South Wales, Australia, and 19 years of relevant experience.

20.

In accordance with article 45 of the Hydrocarbons Law of Mexico, Woodside has the right to report, for accounting and financial purposes, the relevant Exploration and Extraction Contract as well as the expected benefit therefrom.

21.

Reserves quoted in this release are not CNH certified resources. In accordance with the Guidelines regulating the procedure to quantify and certify the Reserves of the Nation issued by the National Hydrocarbons Commission of the United Mexican States, available in Spanish at: https://cnh.gob.mx/media/18296/lineamientos-que-regulan-el-procedimiento-de-cuantificacion-y-certificacion-de-reservas- de-la-nacion.pdf, the petroleum resources estimates will undergo the required certification process when and as established thereunder.

22.	Petroleum resource estimates included in the FDP submitted to CNH were estimated using calendar year 2022 vintage data and analysis.

Additional information for US investors concerning resource estimates

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Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. As noted above, Woodside estimates and reports its Proved (1P) Reserves in accordance with the SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. Woodside reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS).

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The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with the SEC guidelines. In this announcement, Woodside includes estimates of quantities of oil and gas using certain terms, such as “Proved plus Probable (2P) Reserves”, “Proved plus Probable”, “Developed and Undeveloped”, “Probable Developed”, “Probable Undeveloped”, or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. US investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov.

Other important information

All references to dollars, cents or $ in this announcement are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires). This announcement does not include any express or implied prices at which Woodside will buy or sell financial products. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.